

March 21, 2012

<u>Via Facsimile</u>

Clay H. Kiefaber
President and Chief Executive Officer
Colfax Corporation
8170 Maple Lawn Boulevard
Suite 180
Fulton, MD 20759

> **Re: Colfax Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-34045**

Dear Mr. Kiefaber:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 10</u>
<u>We have done and may continue to do business in countries subject to U.S. sanctions…, page 13</u>

1. Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of March 11, 2008 and April 4, 2008. We note the disclosure that your board prohibited sales to Iran in 2010, but we note also that Allweiler's website provides contact information for sales in Iran and ESAB Middle East's website provides contact information for a dealer in Iran called ESAB Iran. We also note that your website lists contact information for Syria; that Allweiler's

website lists contact information for sales in Syria and Sudan; and that ESAB Middle East's website lists contact information for a dealer in Syria.

As you know, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2008 letters, including past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

<u>If we fail to comply with export control regulations, we could be subject to substantial fines or other sanctions, page 14</u>

3. Please tell us whether any of the contacts you describe in response to the foregoing comments involve or have involved the provision of products, including component parts, or services that have military uses. Discuss also whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance